

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 30, 2009

Mr. Eric A. Balzer
Chief Financial Officer
Ramtron International Corp.
1850 Ramtron Drive
Colorado Springs, CO 80921

> **Re: Ramtron International Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 2, 2009**
> **File No. 000-17739**

Dear Mr. Balzer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief